Letter of Guarantee


Pentair Deutschland GmbH has purchased by Asset Purchase
Agreement dated as of December 21, 1993 (the "Purchase
Agreement") the assets of

     Schroff GmbH
     Langenalber Strasse 96-100
     75334 Straubenhardt ("Seller")

EuroPentair GmbH has purchased the shares of the Schroff subsidiaries Schroff S. A., France, Schroff UK Ltd.,
Great Britain, Schroff S.r.l., Italy, and Schroff
Scandinavia AB, Sweden and

F C Holdings Inc., USA, has purchased the shares of the Schroff subsidiaries Schroff Inc., USA, Schroff K. K.,
Japan, and Schroff Co., Ltd., Taiwan

Pentair Deutschland GmbH, EuroPentair GmbH and F C
Holdings Inc. (collectively referred to as "Buyers") are directly or indirectly wholly-owned subsidiaries of Pentair, Inc., USA.

Pursuant to Section 12.6 of the Purchase Agreement Buyers have to submit to Seller a guarantee of Pentair, Inc. to secure Seller for the amounts owed to it by Buyers on the Closing Date or thereafter. This premised, we hereby unconditionally and irrevocably undertake and agree to pay or to cause the Buyers to pay to Seller the purchase price, all amounts of indebtedness of Seller to Krupp and its affiliates plus interest according to Section 3.2 of the Purchase Agreement, and all indemnification amounts which may be owing to Seller with respect to the Purchase
Agreement on the Closing Date or arising thereafter.

This Letter of Guarantee becomes valid from its date of issuance and will remain in force until two years from Closing Date and thereafter it shall become null and void, whether being returned to us or not.

This Letter of Guarantee shall be governed by German law.
Place of jurisdiction shall be Essen, Germany.

Pentair, Inc.




By___________________
    Its_________________

St. Paul, Minnesota